EXHIBIT 12.1

AVIV REIT, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	2013	2012	2011	2010	2009
Earnings:
Net income	$23,071	$8,593	$11,313	$37,982	$33,681
Add: Fixed Charges	45,129	52,035	39,042	23,787	27,373

Earnings, as adjusted (A)	$68,200	$60,628	$50,355	$61,769	$61,054

Fixed charges:
Interest expensed and capitalized	$42,055	$48,907	$36,583	$22,780	$26,823
Amortized premiums discounts and capitalized expenses related to indebtedness	3,074	3,128	2,459	1,007	550

Fixed charges, as adjusted (B)	$45,129	$52,035	$39,042	$23,787	$27,373

Ratio of earnings to fixed charges ((A) divided by (B)):	1.51x	1.17x	1.29x	2.60x	2.23x